# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: European Wax Center, Inc., CIK 0001856236
CUSIP: 29882P106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5830 Granite Parkway, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 04/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001480402

## Reporting persons
- Quadre Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,795,949; sole dispositive power 0; shared dispositive power 2,795,949; aggregate amount beneficially owned 2,795,949 (6.3% of the class)
  Comment: Based on 44,315,571 shares outstanding of the Issuer as of April 21, 2026, as set forth in the Issuer's Form 10-K/A, filed April 27, 2026.
- Quadre Investments Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,795,949; sole dispositive power 0; shared dispositive power 2,795,949; aggregate amount beneficially owned 2,795,949 (6.3% of the class)
  Comment: Quadre Investments Advisors, LLC is the Investment Manager of Quadre Investments, L.P. (the "Fund") in which such shares referred to above are held. As a result, Quadre Investments Advisors, LLC possesses the power to vote and dispose of or direct the disposition of all the shares owned by the Fund.
  
  Based on 44,315,571 shares outstanding of the Issuer as of April 21, 2026, as set forth in the Issuer's Form 10-K/A, filed April 27, 2026.
- Matthew Q. Giffuni: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0% of the class)
  Comment: Mr. Giffuni is a Managing Partner of Quadre Investments Advisors, LLC, the General Partner of Quadre Investments, L.P.
  
  Based on 44,315,571 shares outstanding of the Issuer as of April 21, 2026, as set forth in the Issuer's Form 10-K/A, filed April 27, 2026.

## Item 1. Issuer
Name of issuer: European Wax Center, Inc.
Address of issuer's principal executive offices: 5830 Granite Parkway, Plano, TX 75024

## Item 2. Person Filing
Name of person filing: Quadre Investments, L.P., Quadre Investments Advisors, LLC, Matthew Q. Giffuni
Address of principal business office or, if none, residence: 141 Isle of Venice Drive, Suite 502, Fort Lauderdale, FL 33301
Citizenship: Quadre Investments, L.P. is a Delaware Limited Partnership. Quadre Investments Advisors, LLC is a Delaware Limited Liability Company. Matthew Q. Giffuni is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Aggregate of all Reporting Persons: 2,796,049
Quadre Investments, L.P. - 2,795,949
Quadre Investments Advisors, LLC - 2,795,949
Matthew Q. Giffuni - 100
Percent of class:
Aggregate of all Reporting Persons: 6.3%+
Quadre Investments, L.P. - 6.3%+
Quadre Investments Advisors, LLC - 6.3%+
Matthew Q. Giffuni - 0%+

+ Based on 44,315,571 shares outstanding of the Issuer as of April 21, 2026, as set forth in the Issuer's Form 10-K/A, filed April 27, 2026.
Sole power to vote or to direct the vote:
Quadre Investments Advisors, LLC - 0
Quadre Investments, L.P. - 0
Matthew Q. Giffuni - 100
Shared power to vote or to direct the vote:
Quadre Investments Advisors, LLC - 2,795,949
Quadre Investments, L.P. - 2,795,949
Matthew Q. Giffuni - 0
Sole power to dispose or to direct the disposition:
Quadre Investments Advisors, LLC - 0
Quadre Investments, L.P. - 0
Matthew Q. Giffuni - 100
Shared power to dispose or to direct the disposition:
Quadre Investments Advisors, LLC - 2,795,949
Quadre Investments, L.P. - 2,795,949
Matthew Q. Giffuni - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Quadre Investments, L.P.: /s/ Matthew Q. Giffuni, Matthew Q. Giffuni, Managing Partner of Quadre Investments Advisors, LLC, General Parter of Quadre Investments, L.P. (04/30/2026)
- Quadre Investments Advisors, LLC: /s/ Matthew Q. Giffuni, Matthew Q. Giffuni, Managing Partner of Quadre Investments Advisors, LLC (04/30/2026)
- Matthew Q. Giffuni: /s/ Matthew Q. Giffuni, Matthew Q. Giffuni (04/30/2026)